120 Adelaide Street West, Suite 2010
Toronto, Ontario Canada M5H 1T1

Telephone: (416) 368-9932
1-866-788-8801
Website: www.alamosgold.com
Trading Symbol: TSX AGI

Monday , January 16, 2006                                                                                                                                                                       For Immediate Release

Escondida Hanging Wall Zone Expanded with
Additional High-grade Drill Holes, Mulatos Deposit, Mexico

Toronto, Ontario - Alamos Gold Inc. (Alamos) (TSX:AGI) announces that additional high-grade gold intervals have been encountered in recently completed drill holes, which expand the known extent of the Escondida Hanging Wall Zone. Drill holes 05EI037 and 05EI039, designed to extend the zone to the southeast, intersected 28.97 meters of 21.28 g/t Au and 24.39 meters of 35.78 g/t Au, respectively. These intervals complement previously announced results and are part of an on-going surface and underground drilling program. The Escondida Zone is located 500 meters northeast of the Estrella Pit, which is currently in production. Preliminary uncapped results from the zone are summarized below:

ESCONDIDA HANGING WALL ZONE COMPOSITE INTERVALS

DRILL HOLE (Azimuth/ Inclination)	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
05EI033 (0/-90)	91.46	47.26	70.12	22.86	11.16
05EI037 (090/-70)	82.32	53.35 includes: 60.98	82.32 74.70	28.97 13.72	21.28 41.22
05EI039 (140/-70)	76.22	51.83 includes: 53.35	76.22 62.50	24.39 9.15	35.78 89.19
05EI040 (150/-70)	67.07	44.21 51.83	47.26 62.50	3.05 10.67	14.99 4.21
05I045 (90/-70)	212.95	64.02	70.12	6.10	3.73
05EI046 (180/-70)	83.84	54.88 70.12	64.02 73.17	9.14 3.05	3.08 1.34
05EI047 (135/-60)	99.09	56.40 includes 60.98	80.79 76.22	24.39 15.24	27.34 42.88
05EI050 (0/-90)	106.71	67.07	79.27	12.20	5.88
05EI051 (190/-70)	86.89	60.98	80.79	19.81	30.19
05EI052 (240/-75)	85.37	70.12	76.22	6.10	5.26
05EI053 (305/-75)	91.46	67.07	89.94	22.87	3.60

Drilling results are consistent with the previous drill holes, with coarse native gold occurring with barite in veinlets and within vugs in fractured and brecciated silica alteration. The high-grade zone is stratiform and occurs hanging wall to the lower grade portion of the Escondida deposit. Assay results from drill holes to date combined with three isolated higher-grade holes previously drilled delineate an area approximately 140 meters long by 70 meters. Drilling has closed the deposit to the north and west, but it remains open to the southeast and along strike to the northeast. Drill intercepts in vertical holes are believed to be approximate true thickness of the hanging wall zone, whereas inclined holes have inferred true thickness of 1.5 to 3.2 meters less than drill thickness. Drill holes 05EI038, 05EI041, 05EI042, 04EI044, 05EI048, 05EI049, and 05EI053 are located marginal to or outside of the zone limits. Drill hole 05EI033 was deepened from the previously reported intercept, increasing the interval by three meters at a slightly lower grade. A map of drill hole locations can be accessed at the following website: http://www.alamosgold.com

All holes were drilled dry using reverse circulation with a center-return bit and had excellent sample recovery. A total of 33 holes (3000 meters) have been drilled to date. Drilling is ongoing to the northeast and south, with 15 additional holes planned. Underground core rigs currently drilling the main Escondida deposit will provide additional drill data, and a large diameter core-drilling program is being planned to collect bulk samples for metallurgical work test work and suitability for a gravity mill circuit.

Examination of underground high-grade stopes at Mina Vieja suggest the mineralization characteristics are very similar to those encountered during drilling, and supports the interpretation that the Escondida high-grade zone is the faulted extension of the historic high-grade mineralization at Mulatos. Mineralization at Mina Vieja is predominantly stratiform and stratabound, and consisted of free-milling gold mined by room-and-pillar methods. Highest-gold grades were encountered at the top of zone, where mineralizing solutions apparently encountered an impermeable horizon. Stope walls and pillars consist of highly fractured and brecciated silica alteration with abundant barite stockwork veinlets and breccia matrix filling, similar to that observed in the Escondida High Grade Zone drill cuttings. Native gold is locally present on fracture surfaces on stope walls.

The Escondida exploration program is being carried out under the direction of Ken Balleweg, B. Sc. Geological Engineering, M.S. Geology, Alamos' Vice-President of Exploration and the Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Strict sampling and QA/QC protocol are followed, including the insertion of standards and blanks on a regular basis. Sample intervals are 1.5 meters, with two splits taken and bagged on site. One split is sent to ALS Chemex Inc. in Hermosillo, Mexico for sample preparation and then to Vancouver, British Columbia for analysis. The second split is saved in secure facilities at the on-site exploration camp. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t. Drill hole samples since recognition of coarse visible gold are being analyzed by 1000-gram screen fire assays to fully test coarse gold distribution. A 0.5g/t cut-off grade was used for calculation of composite intervals, with only a single 1.5-meter interval of sub-0.5 g/t material allowed within a composite interval. Holes commonly ended in low-grade mineralization, as the objective was to solely test the high-grade upper zone.

Operations Review

The last phase of mine construction at Mulatos is essentially completed. The primary crusher is currently being commissioned and secondary/tertiary crushers should be operational within a few days. Integrated crushing and conveyor systems are expected to be operating prior to month end. Primary crushed ore is now being hauled to the leach pad, in addition to run-of-mine ore.

Final cost of construction is expected to be approximately $76.0 million; however, up to $2.5 million of non-essential work may be deferred to Phase II so the final cost will be very close to the original budget of $73.4 million.

Alamos expects to produce between 140,000 and 155,000 ounces of gold in 2006, depending on when the crushing and conveying systems are fully operational. Cash costs are expected to average between $200 and $210 per ounce of gold for the year.

Alamos common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and convertible debentures under the symbol AGI.DB”.

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in Alamos’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.